November 12, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Mr. John P. Nolan

Re:	Prosperity Bancshares, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 28, 2014

File No. 001-35388

Mr. Nolan:

Please accept this letter as the responses of Prosperity Bancshares, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated October 14, 2014 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”).

For ease of reference, we have repeated each of the Staff’s comments below in bold, followed by the corresponding response of the Company.

Form 10-K for Fiscal Year Ended December 31, 2013

Allowance for Credit Losses, page 51

1.	We note your response to comment one from our letter dated August 26, 2014. Specifically, you proposed future filing revisions to disaggregate your non-performing loans and non- performing assets and also your allowance for credit losses between your originated and acquired loan portfolio. Please also revise your future filings to provide the following:

•	Disaggregate your allowance for credit losses and other related data table on page 51 to differentiate between your originated and acquired loan portfolios; and

United States Securities and Exchange Commission

November 12, 2014

As explained in the Company’s response letter dated September 24, 2014, the Company is unable to calculate the allowance for credit losses and other data attributed to loans originated by an acquired institution for periods prior to 2013 in the level of detail necessary to present the requested disclosures in their entirety. Without the allowance information at December 31, 2012 to use as the beginning balance at January 1, 2013, the Company is also unable to provide the requested disclosure for the year ended December 31, 2013. However, in its annual report on Form 10-K for the fiscal year ending December 31, 2014, the Company will be able to present the allowance and other related data as of December 31, 2014 segregated between its originated and acquired loan portfolios.

In order to address the matters covered by the Staff’s Comment Letter, the Company has provided additional detail of the division of its loan portfolio into “legacy loans” and “acquired loans.” Within the category of “acquired loans” are “acquired legacy loans” and “fair-valued acquired loans,” which are further broken into “Non-PCI loans” and “PCI loans.” A description of each type of loan is included in the following proposed disclosure, which would be included immediately prior to the “Overview” heading in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Company’s annual report on Form 10-K and quarterly report on Form 10-Q.

Included in this discussion and analysis are descriptions of the composition, performance, and credit quality of the Company’s loan portfolio. The Company has two general categories of loans in its portfolio. Loans originated by Prosperity Bank and made pursuant to the Company’s loan policy and procedures in effect at the time the loan was made are referred to as “legacy loans.” “Acquired loans” refer to all loans acquired in a business combination. Those acquired loans that are renewed or substantially modified after the date of the business combination, which therefore causes them to become subject to the Company’s allowance for credit losses methodology, are referred to as “acquired legacy loans.” Modifications are reviewed for determination of troubled debt restructuring status independently of this process. Acquired loans with a fair value discount or premium at the date of the business combination that remained at the reporting date are referred to as “fair-valued acquired loans.” All fair-valued acquired loans are further categorized into “Non-PCI loans” and “PCI loans” (purchased credit impaired loans). Acquired loans with evidence of credit quality deterioration at acquisition for which it is probable that the Company would not be able to collect all contractual amounts due are PCI loans.

The Company respectfully submits the following proposed disclosure to disaggregate its allowance for credit losses and other related data table, which would be included immediately after the table that currently appears in the Company’s quarterly report on Form 10-Q for the period ended June 30, 2014 (the “Form 10-Q”) on page 50 under the caption “Financial Condition – Allowance for Credit Losses” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section.

United States Securities and Exchange Commission

November 12, 2014

The following table presents, as of and for the periods indicated, information regarding the allowance for credit losses differentiated between legacy loans and acquired loans. The charge-offs and recoveries with respect to the acquired loans shown below are primarily from acquired legacy loans. Reported net charge-offs may include those from Non-PCI loans and PCI loans, but only if the total charge-off required is greater than the remaining discount.

	As of and for the Six Months Ended June 30, 2014
	Acquired
	Legacy Loans	Loans	Total
	(Dollars in thousands)
Average loans outstanding	$5,117,142	$3,499,654	$8,616,796

Gross loans outstanding at end of period	$5,260,467	$4,047,695	$9,308,162

Allowance for credit losses at beginning of period	$60,115	$7,167	$67,282
Provision for credit losses	68	6,857	6,925
Charge-offs:
Commercial and industrial	(71)	(131)	(202)
Real estate and agriculture	(367)	(593)	(960)
Consumer and other	(1,844)	(80)	(1,924)
Recoveries:
Commercial and industrial	159	26	185
Real estate and agriculture	1,180	4	1,184
Consumer and other	771	5	776

Net charge-offs	(172)	(769)	(941)

Allowance for credit losses at end of period	$60,011	$13,255	$73,266

Ratio of allowance to end of period loans	1.14%	0.33%	0.79%
Ratio of net charge-offs to average loans (annualized)	0.01%	0.04%	0.02%
Ratio of allowance to end of period nonperforming loans	1750.6%	66.3%	312.9%

•	Disclose how changes in credit quality of your originated loan portfolio and acquired loan portfolio are reflected in the amount of your provision for loan loss recorded during each period as issued in our previous comment. Your analysis expand upon your current disclosure by quantifying each loan portfolio component of your allowance for credit losses (ASC 310-10, ASC 450-20) and explaining how incremental credit quality changes are reflected.

The Company has revised its proposed disclosures to disclose what factors impact changes in the provision for loan losses, including changes in credit quality of its legacy loans and acquired legacy loans.

The Company respectfully submits the following proposed disclosure, which would be included immediately after the table that currently appears on page 53 in the Form 10-K under the caption “Financial Condition – Allowance for Credit Losses” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section. As discussed below, the entirety of the Company’s proposed disclosure for its Allowance for Credit Losses in future annual reports, including the information below, is included herein in Exhibit A.

United States Securities and Exchange Commission

November 12, 2014

Beginning in 2013, the Company further disaggregates its allowance for credit losses to distinguish between the portion of the allowance attributed to legacy loans and the portion of the allowance attributed to acquired loans. The following table shows the allocation of the allowance for credit losses among various categories of loans disaggregated between legacy loans, acquired legacy loans, Non-PCI loans and PCI loans. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any loan category, regardless of whether allocated to a legacy loan or an acquired loan.

	December 31, 2013
		Acquired Loans
	Legacy Loans	Acquired Legacy Loans	Non-PCI Loans	PCI Loans	Total Allowance	Percent of Loans to Total Loans
	(Dollars in thousands)
Balance of allowance for credit losses applicable to:
Commercial and industrial	$6,139	$1,831	$197	$—	$8,167	16.5%
Real estate	51,235	4,889	110	—	56,234	73.9%
Agriculture and agriculture real estate	1,174	55	—	—	1,229	6.8%
Consumer and other	1,567	71	14	—	1,652	2.8%

Total allowance for credit losses	$60,115	$6,846	$321	$—	$67,282	100.0%

At December 31, 2013, the allowance for credit losses totaled $67.3 million, or 0.87% of total loans. At December 31, 2012, the allowance aggregated $52.6 million or 1.01% of total loans and at December 31, 2011, the allowance was $51.6 million or 1.37% of total loans. At December 31, 2013, $6.8 million of the allowance for credit losses was attributable to acquired legacy loans and $60.1 million of the allowance for credit losses was attributable to legacy loans. The allowance for credit losses as a percentage of total loans decreased 14 basis points at December 31, 2013 compared with December 31, 2012, primarily due to the disproportionate increase in fair-valued acquired loans. At December 31, 2013, $321 thousand in additional allowance was required for Non-PCI loans, which had purchase discounts remaining of $87.8 million. In addition, no impairment charges or related allowances were required in 2013 for PCI loans.

A change in the allowance for credit losses can be attributable to several factors, including growth in the balance of legacy loans and the re-categorization of fair-valued acquired loans to acquired legacy loans, which subjects them to the allowance methodology, historical credit loss information, specific reserves identified for impaired credits and changes in environmental factors. Due to the strong regional economy and historically low credit loss data, the increase in the allowance for credit losses was primarily attributable to a growth in the legacy and acquired legacy loan balances.

The Company respectfully submits the following proposed disclosure, which would be included immediately after the table that currently appears on page 50 under the caption “Financial Condition – Allowance for Credit Losses” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Company’s Form 10-Q. As discussed below, the entirety of the Company’s proposed disclosure for its Allowance for Credit Losses in future quarterly reports, including the information below, is included herein in Exhibit B.

The Company further disaggregates its allowance for credit losses to distinguish between the portion of the allowance attributed to legacy loans and the portion of the allowance attributed to acquired loans. The following table shows the allocation of the allowance for credit losses among various categories of loans disaggregated between legacy loans, acquired legacy loans, Non-PCI loans and PCI loans. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any loan category, regardless of whether allocated to a legacy loan or an acquired loan.

United States Securities and Exchange Commission

November 12, 2014

	June 30, 2014
		Acquired Loans
	Legacy Loans	Acquired Legacy Loans	Non-PCI Loans	PCI Loans	Total Allowance	Percent of Loans to Total Loans
	(Dollars in thousands)
Balance of allowance for credit losses applicable to:
Commercial and industrial	$4,410	$4,809	$1,738	$—	$10,957	23.0%
Real estate	51,262	6,180	135	—	57,577	69.4%
Agriculture and agriculture real estate	1,172	249	27	—	1,448	5.8%
Consumer and other	3,167	89	28	—	3,284	1.8%

Total allowance for credit losses	$60,011	$11,327	$1,928	$—	$73,266	100.0%

	December 31, 2013
		Acquired Loans
	Legacy Loans	Acquired Legacy Loans	Non-PCI Loans	PCI Loans	Total Allowance	Percent of Loans to Total Loans
	(Dollars in thousands)
Balance of allowance for credit losses applicable to:
Commercial and industrial	$6,139	$1,831	$197	$—	$8,167	16.5%
Real estate	51,235	4,889	110	—	56,234	73.9%
Agriculture and agriculture real estate	1,174	55	—	—	1,229	6.8%
Consumer and other	1,567	71	14	—	1,652	2.8%

Total allowance for credit losses	$60,115	$6,846	$321	$—	$67,282	100.0%

At June 30, 2014, the allowance for credit losses totaled $73.3 million compared with $67.3 million at December 31, 2013. At June 30, 2014, $11.3 million of the allowance for credit losses was attributable to acquired legacy loans compared with $6.8 million at December 31, 2013, an increase of $4.5 million or 65.5%. At June 30, 2014, the Company had $224.1 million of total outstanding discounts on acquired loans, of which $138.0 million was accretable.

A change in the allowance for credit losses can be attributable to several factors, including growth in the balance of legacy loans and the re-categorization of fair-valued acquired loans to acquired legacy loans, which subjects them to the allowance methodology, historical credit loss information, specific reserves identified for impaired credits and changes in environmental factors. Due to the strong regional economy and historically low credit loss data, the increase in the allowance for credit losses was primarily attributable to a growth in the legacy and acquired legacy loan balances.

Please provide us with your proposed disclosures as of both June 30, 2014 and December 31, 2013.

In response to the Staff’s Comment Letter, the Company has revised its proposed disclosures to be included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in its annual reports on Form 10-K and quarterly reports on Form 10-Q. While the applicable revised proposed disclosures are included within the Company’s responses to the Staff’s comments herein, the Company has also attached two exhibits that show the revised proposed disclosures as a whole within the context of the Form 10-K and the Form 10-Q, as applicable. These exhibits include additional disclosures not included in the Company’s responses to the Staff’s comments herein that provide additional context and detail necessary for a full understanding of the proposed disclosures.

United States Securities and Exchange Commission

November 12, 2014

The Company respectfully submits the proposed disclosures attached as Exhibit A in response to the Staff’s comments, which would be included under the caption “Financial Condition” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Form 10-K. The Company will include similar disclosures in its future annual filings.

In addition, the Company respectfully submits the proposed disclosures attached as Exhibit B in response to the Staff’s comments, which would be included under the caption “Financial Condition” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Company’s quarterly report on Form 10-Q. The Company will include similar disclosures in its future quarterly filings.

Further, as discussed with the Staff, the Company has included the majority of the proposed disclosures discussed herein in its quarterly report on Form 10-Q for the quarter ended September 30, 2014, which was filed with the Commission on November 7, 2014.

2.	As a related matter, please also address the following with respect to your proposed disclosures provided as a result of your response to comment one from our letter dated August 26, 2014:

•	You state that purchased credit impaired (PCI) loans are acquired loans not subject to your allowance for credit losses methodology. ASC 310-30-35-10 requires you to continue to estimate cash flows expected to be collected over the life of the loan and to record an allowance for credit losses when deemed necessary. Please revise your proposed disclosures accordingly or further explain why these loans are not subject to your allowance for credit losses methodology.

The Company has revised its proposed disclosures to explain that PCI loans are individually monitored on a quarterly basis to assess for deterioration subsequent to acquisition and are only subject to the Company’s allowance methodology when a deterioration in projected cash flows is identified. In the event that a deterioration in cash flows is identified, an additional provision for credit losses is made.

The Company respectfully submits the following proposed disclosure, which would be included under the caption “Financial Condition – Allowance for Credit Losses” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of both the Company’s Form 10-K and Form 10-Q.

United States Securities and Exchange Commission

November 12, 2014

PCI loans are individually monitored on a quarterly basis to assess for deterioration subsequent to acquisition and are only subject to the Company’s allowance methodology when a deterioration in projected cash flows is identified. In the event that a deterioration in cash flows is identified, an additional provision for credit losses is made. PCI loans were recorded at their acquisition date fair values, which were based on expected cash flows and included estimates of expected future credit losses. The Company’s estimates of loan fair values at the acquisition date may be adjusted for a period of up to one year as the Company continues to evaluate its estimate of expected future cash flows at the acquisition date. If the Company determines that losses arose after the acquisition date, the additional losses will be reflected as a provision for credit losses. An allowance for credit losses is not calculated for PCI loans that have not experienced deterioration subsequent to the acquisition date. See “Critical Accounting Policies” for more information.

•	Similarly, we note proposed disclosure that a loan originated at an acquired institution that was originally subject to fair value accounting is subject to your allowance methodology when loan renews or substantially modifies the terms of the loan (other than a troubled debt restructuring). Please explain in further detail what procedures are performed on these loans subsequent to acquisition and how they are factored into your allowance for credit losses as of each period.

The Company has revised its proposed disclosures to explain in further detail the procedures performed on a fair-valued acquired loan at renewal or modification to determine if it needs to be re-categorized as an acquired legacy loan. The Company respectfully submits the following proposed disclosure, which would be included under the caption “Financial Condition – Allowance for Credit Losses” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of both the Company’s Form 10-K and Form 10-Q.

Loans acquired in business combinations are initially recorded at fair value, which includes an estimate of credit losses expected to be realized over the remaining lives of the loans, and therefore no corresponding allowance for loan losses is recorded for these loans at acquisition. When a fair-valued acquired loan is renewed at its maturity date, the loan is re-categorized as an acquired legacy loan. When a fair-valued acquired loan is modified after acquisition, the loan is independently evaluated subsequent to the modification decision to determine whether a substantial modification requires that the loan be re-categorized as an acquired legacy loan. The determination is based on a discounted cash-flow analysis. Generally, when a change in discounted cash-flow of greater than ten percent is identified, the fair-valued acquired loan becomes categorized as an acquired legacy loan. If and when a fair-valued acquired loan becomes an acquired legacy loan, the acquired legacy loan is evaluated at the time of renewal or modification in accordance with the Company’s allowance for credit losses methodology described above.

Non-PCI loans which were not deemed impaired subsequent to the acquisition date are evaluated as part of the general valuation allowance. Non-PCI loans that have not become impaired subsequent to acquisition are segregated into a pool for each acquisition for allowance calculation purposes. For each pool, the Company estimates a hypothetical allowance for credit losses also referred to as an “indicated reserve” that is calculated in accordance with GAAP requirements. The Company uses the acquired bank’s past loss history adjusted for qualitative factors to establish the indicated reserve. The indicated reserve for each pool of Non-PCI loans is compared with the remaining discount for the respective pool to test for credit quality deterioration and the possible need for a loan loss provision. To the extent the remaining discount of the pool is greater than the indicated reserve, no additional allowance is necessary. In the event that the remaining discount of the pool is less than the indicated reserve, the difference results in an increase to the allowance recorded through a provision for loan losses.

United States Securities and Exchange Commission

November 12, 2014

Non-PCI loans that have deteriorated to an impaired status subsequent to acquisition are evaluated for a specific reserve which, when identified, is added to the allowance for credit losses.

PCI loans are individually monitored on a quarterly basis to assess for deterioration subsequent to acquisition and are only subject to the Company’s allowance methodology when a deterioration in projected cash flows is identified. In the event that a deterioration in cash flows is identified, an additional provision for credit losses is made. PCI loans were recorded at their acquisition date fair values, which were based on expected cash flows and included estimates of expected future credit losses. The Company’s estimates of loan fair values at the acquisition date may be adjusted for a period of up to one year as the Company continues to evaluate its estimate of expected future cash flows at the acquisition date. If the Company determines that losses arose after the acquisition date, the additional losses will be reflected as a provision for credit losses. An allowance for credit losses is not calculated for PCI loans that have not experienced deterioration subsequent to the acquisition date. See “Critical Accounting Policies” for more information.

•	Please revise your tables presented on page six of your response for consistency, if necessary. Specifically, we note that while the total allowance for credit losses amounts are the same for 2013, the individual loan portfolio segment totals are different, so please revise or explain why this information is correct.

Although no changes have been made to the table showing the historical allowance for credit losses over the past five fiscal years as it appears on page 53 of the Form 10-K, the Company has revised and proposes to add the table below immediately after the historical table to show the allowance at December 31, 2013 broken out among legacy loans, acquired legacy loans, Non-PCI loans and PCI loans.

The Company respectfully submits the following proposed disclosure, which would be included immediately after the table on page 53 of the 10-K under the caption “Financial Condition – Allowance for Credit Losses” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section.

Beginning in 2013, the Company further disaggregates its allowance for credit losses to distinguish between the portion of the allowance attributed to legacy loans and the portion of the allowance attributed to acquired loans. The following table shows the allocation of the allowance for credit losses among various categories of loans disaggregated between legacy loans, acquired legacy loans, Non-PCI loans and PCI loans. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any loan category, regardless of whether allocated to a legacy loan or an acquired loan.

United States Securities and Exchange Commission

November 12, 2014

	December 31, 2013
		Acquired Loans
	Legacy Loans	Acquired Legacy Loans	Non-PCI Loans	PCI Loans	Total Allowance	Percent of Loans to Total Loans
	(Dollars in thousands)
Balance of allowance for credit losses applicable to:
Commercial and industrial	$6,139	$1,831	$197	$—	$8,167	16.5%
Real estate	51,235	4,889	110	—	56,234	73.9%
Agriculture and agriculture real estate	1,174	55	—	—	1,229	6.8%
Consumer and other	1,567	71	14	—	1,652	2.8%

Total allowance for credit losses	$60,115	$6,846	$321	$—	$67,282	100.0%

3.	You state in your proposed disclosures in response to comment one to our letter dated August 26, 2014 that as of December 31, 2013 and 2012 no additional allowance was required for those loans not deemed credit-impaired that had remaining purchase discounts available but that you also have a $7.2 million allowance as of December 31, 2013 related to acquired loans with no discount remaining. Please tell us and revise your future filings to address the following:

•	You state in your response that the difference between the initial fair value and the unpaid principal balance is recognized as interest income on a level-yield basis over the lives of the related loans. Please specify whether you are accreting this discount over the expected or contractual lives of these acquired loans. If you use expected cash flows, please disclose the information required by ASC 310-30-50-2 separately from your ASC 310-30 disclosures.

The Company accretes the discount over the contractual life of the acquired loans. Future annual filings will be revised to replace the last paragraph under the caption “Loans Held for Investment” in Note 1 to the Company’s consolidated financial statements in the Form 10-K with the sentence below:

For Non-PCI loans, which are accounted for under ASC 310-20, the difference between the initial fair value and the unpaid principal balance is recognized as interest income on a level-yield basis over the contractual lives of the related loans.

•	Explain in further detail when you determine whether or not to record an allowance for credit losses on these acquired loans not deemed credit-impaired at acquisition. Please clarify whether you compare a portion or the entire amount of the discount in your determination as to whether or not to record an allowance for credit losses. Please provide the authoritative guidance you relied upon to support your accounting along with any additional supplemental information to enhance our understanding.

United States Securities and Exchange Commission

November 12, 2014

Loans acquired in business combinations are initially recorded at fair value, which includes an estimate of credit losses expected to be realized over the remaining lives of the loans, and therefore no corresponding allowance for loan losses is recorded for these loans at acquisition. When a fair-valued acquired loan is renewed at its maturity date, the loan is re-categorized as an acquired legacy loan. When a fair-valued acquired loan is modified after acquisition, the loan is independently evaluated subsequent to the modification decision to determine whether a substantial modification requires that the loan be re-categorized as an acquired legacy loan. The determination is based on a discounted cash-flow analysis. Generally, when a change in discounted cash-flow of greater than ten percent is identified, the fair-valued acquired loan becomes categorized as an acquired legacy loan. If and when a fair-valued acquired loan becomes an acquired legacy loan, the acquired legacy loan is evaluated at the time of renewal or modification using the Company’s general reserve and qualitative factors as if the loan was underwritten pursuant to the Company’s lending policies. Upon re-categorization as an acquired legacy loan, all acquired premiums and discounts associated with such loans would have been fully amortized or accreted.

At period-end after acquisition, Non-PCI loans from each acquisition are reassessed to determine whether an addition to the allowance for credit losses is appropriate due to further credit quality deterioration. A Non-PCI loan is deemed to be impaired subsequent to acquisition if, based on current information and events, it is probable that a creditor will be unable to collect all amounts due, both interest and principal, according to the contractual terms of the loan agreement (ASC 310-10-35-2). Non-PCI loans that have deteriorated to an impaired status subsequent to acquisition are evaluated for a specific reserve which, when identified, is added to the allowance for credit losses. Such accounting treatment is in accordance with ASC 310-10.

Non-PCI loans that have not become impaired subsequent to acquisition are segregated into pools for each acquisition and each pool is evaluated as part of the general valuation allowance pursuant to ASC 450. For each pool, the Company estimates a hypothetical allowance for credit losses also referred to as an “indicated reserve” that is calculated in accordance with GAAP requirements.

The indicated reserve for each pool of Non-PCI loans is compared with the remaining discount for the respective pool to test for credit quality deterioration and the possible need for a loan loss provision.

The Company has revised its proposed disclosures to explain in further detail when it determines whether to record an allowance for credit losses on acquired legacy loans and Non-PCI loans. The following revised proposed disclosure is included under the heading “Accounting for Acquired Loans and the Allowance for Acquired Credit Losses” in the “Critical Accounting Policies” section of each of the Form 10-K and Form 10-Q.

Accounting for Acquired Loans and the Allowance for Acquired Credit Losses — The Company accounts for its acquisitions using the acquisition method of accounting. Accordingly, the assets, including loans, and liabilities of the acquired entity were recorded at their fair values at the acquisition date. No allowance for credit

United States Securities and Exchange Commission

November 12, 2014

losses related to the acquired loans is recorded on the acquisition date, as the fair value of the acquired loans incorporates assumptions regarding credit risk. These fair value estimates associated with acquired loans, and based on a discounted cash flow model, include estimates related to market interest rates and undiscounted projections of future cash flows that incorporate expectations of prepayments and the amount and timing of principal, interest and other cash flows, as well as any shortfalls thereof.

At period-end after acquisition, the fair-valued acquired loans from each acquisition are reassessed to determine whether an addition to the allowance for credit losses is appropriate due to further credit quality deterioration. For further discussion of the methodology used in the determination of the allowance for credit losses for fair-valued acquired loans, see “Financial Condition – Allowance for Credit Losses” section below.

The following revised proposed disclosure is included under the heading “Allowance for Credit Losses” in the “Financial Condition” section of each of the Form 10-K and Form 10-Q.

Loans acquired in business combinations are initially recorded at fair value, which includes an estimate of credit losses expected to be realized over the remaining lives of the loans, and therefore no corresponding allowance for loan losses is recorded for these loans at acquisition. When a fair-valued acquired loan is renewed at its maturity date, the loan is re-categorized as an acquired legacy loan. When a fair-valued acquired loan is modified after acquisition, the loan is independently evaluated subsequent to the modification decision to determine whether a substantial modification requires that the loan be re-categorized as an acquired legacy loan. The determination is based on a discounted cash-flow analysis. Generally, when a change in discounted cash-flow of greater than ten percent is identified, the fair-valued acquired loan becomes categorized as an acquired legacy loan. If and when a fair-valued acquired loan becomes an acquired legacy loan, the acquired legacy loan is evaluated at the time of renewal or modification in accordance with the Company’s allowance for credit losses methodology described above.

Non-PCI loans which were not deemed impaired subsequent to the acquisition date are evaluated as part of the general valuation allowance. Non-PCI loans that have not become impaired subsequent to acquisition are segregated into a pool for each acquisition for allowance calculation purposes. For each pool, the Company estimates a hypothetical allowance for credit losses also referred to as an “indicated reserve” that is calculated in accordance with GAAP requirements. The Company uses the acquired bank’s past loss history adjusted for qualitative factors to establish the indicated reserve. The indicated reserve for each pool of Non-PCI loans is compared with the remaining discount for the respective pool to test for credit quality deterioration and the possible need for a loan loss provision. To the extent the remaining discount of the pool is greater than the indicated reserve, no additional allowance is necessary. In the event that the remaining discount of the pool is less than the indicated reserve, the difference results in an increase to the allowance recorded through a provision for loan losses.

Non-PCI loans that have deteriorated to an impaired status subsequent to acquisition are evaluated for a specific reserve which, when identified, is added to the allowance for credit losses.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

November 12, 2014

The Company believes the foregoing is responsive to the comments and questions raised by the Staff in its Comment Letter. If you have further questions or require additional clarifying information, please call the undersigned at 281-269-7204.

Sincerely,

/s/ David Hollaway

David Hollaway
Chief Financial Officer

Exhibit A

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Special Cautionary Notice Regarding Forward-Looking Statements

Statements and financial discussion and analysis contained in this Annual Report on Form 10-K that are not statements of historical fact constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on assumptions and involve a number of risks and uncertainties, many of which are beyond the Company’s control. Many possible events or factors could affect the future financial results and performance of the Company and could cause such results or performance to differ materially from those expressed in the forward-looking statements. These possible events or factors include, but are not limited to:

[bullets]

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. The Company believes it has chosen these assumptions or bases in good faith and that they are reasonable. However, the Company cautions you that assumptions or bases almost always vary from actual results, and the differences between assumptions or bases and actual results can be material. Therefore, the Company cautions you not to place undue reliance on its forward-looking statements. The forward-looking statements speak only as of the date the statements are made. The Company undertakes no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Management’s Discussion and Analysis of Financial Condition and Results of Operations analyzes the major elements of the Company’s balance sheets and statements of income. This section should be read in conjunction with the Company’s consolidated financial statements and accompanying notes and other detailed information appearing elsewhere in this Annual Report on Form 10-K.

Included in this discussion and analysis are descriptions of the composition, performance, and credit quality of the Company’s loan portfolio. The Company has two general categories of loans in its portfolio. Loans originated by Prosperity Bank and made pursuant to the Company’s loan policy and procedures in effect at the time the loan was made are referred to as “legacy loans.” “Acquired loans” refer to all loans acquired in a business combination. Those acquired loans that are renewed or substantially modified after the date of the business combination, which therefore causes them to become subject to the Company’s allowance for credit losses methodology, are referred to as “acquired legacy loans.” Modifications are reviewed for determination of troubled debt restructuring status independently of this process. Acquired loans with a fair value discount or premium at the date of the business combination that remained at the reporting date are referred to as “fair-valued acquired loans.” All fair-valued acquired loans are further categorized into “Non-PCI loans” and “PCI loans” (purchased credit impaired loans). Acquired loans with evidence of credit quality deterioration at acquisition for which it is probable that the Company would not be able to collect all contractual amounts due are PCI loans.

[….]

Critical Accounting Policies

The Company’s significant accounting policies are integral to understanding the results reported. The Company’s accounting policies are described in detail in Note 1 to the consolidated financial statements, appearing elsewhere is this Annual Report on Form 10-K. The Company believes that of its significant accounting policies, the following may involve a higher degree of judgment and complexity:

Allowance for Credit Losses—The allowance for credit losses is established through charges to earnings in the form of a provision for credit losses. The determination of the allowance for credit losses has two components, the allowance for legacy credit losses, which includes the allowance for acquired legacy loans, and the allowance for acquired credit losses for fair-valued acquired loans. The allowance for acquired credit losses is calculated as described under the heading “Accounting for Acquired Loans and the Allowance for Acquired Credit Losses” below. Management has established an allowance for credit losses which it believes is adequate for estimated losses in the Company’s loan portfolio. Based on an evaluation of the portfolio, management presents a quarterly review of the allowance for credit losses to the Bank’s Board of Directors, indicating any change in the allowance since the last review and any recommendations as to adjustments in the allowance. In making its evaluation, management considers factors such as historical loan loss experience, the amount of nonperforming assets and related collateral, the volume, growth and composition of the portfolio, current economic conditions that may affect the borrower’s ability to pay and the value of collateral, the evaluation of the portfolio through its internal loan review process and other relevant factors. Portions of the allowance may be allocated for specific credits; however, the entire allowance is available for any credit that, in management’s judgment, should be charged off. Charge-offs occur when loans are deemed to be uncollectible. For further discussion of the methodology used in the determination of the allowance for credit losses, refer to the “Financial Condition – Allowance for Credit Losses” section below and Note 1 to the consolidated financial statements.

Accounting for Acquired Loans and the Allowance for Acquired Credit Losses — The Company accounts for its acquisitions using the acquisition method of accounting. Accordingly, the assets, including loans, and liabilities of the acquired entity were recorded at their fair values at the acquisition date. No allowance for credit losses related to the acquired loans is recorded on the acquisition date, as the fair value of the acquired loans incorporates assumptions regarding credit risk. These fair value estimates associated with acquired loans, and based on a discounted cash flow model, include estimates related to market interest rates and undiscounted projections of future cash flows that incorporate expectations of prepayments and the amount and timing of principal, interest and other cash flows, as well as any shortfalls thereof.

At period-end after acquisition, the fair-valued acquired loans from each acquisition are reassessed to determine whether an addition to the allowance for credit losses is appropriate due to further credit quality deterioration. For further discussion of the methodology used in the determination of the allowance for credit losses for fair-valued acquired loans, see “Financial Condition – Allowance for Credit Losses” section below.

For further discussion of the Company’s acquisition and loan accounting, see Note 1 to the consolidated financial statements.

[….]

Financial Condition

Loan Portfolio

At December 31, 2013, total loans were $7.78 billion, an increase of $2.60 billion or 50.1% compared with $5.18 billion at December 31, 2012. Loans at December 31, 2013, included $2.2 million of loans held for sale. Loan growth was impacted by the acquisition of East Texas Financial Services, Inc., Coppermark Bancshares, Inc., and FVNB Corp. As of December 31, 2012 (the day prior to acquisition), East Texas Financial Services, Inc. reported, on a consolidated basis, total loans of $129.3 million. As of March 31, 2013 (the day prior to acquisition), Coppermark Bancshares, Inc. reported, on a consolidated basis, total loans of $847.6 million. As of September 30, 2013 (one month and one day prior to acquisition), FVNB Corp., on a consolidated basis, reported total loans of $1.65 billion.

At December 31, 2012, total loans were $5.18 billion, an increase of $1.41 billion or 37.5% compared with $3.77 billion at December 31, 2011. Loans at December 31, 2012, included $10.4 million of loans held for sale that consisted of residential mortgage loans that were acquired as part of the acquisition of ASB in 2012. Loan growth in 2012 was impacted by four acquisitions, which had a combined total of $1.36 billion of loans at the applicable acquisition date, that were completed during the year. At December 31, 2013, total loans were 50.8% of deposits and 41.7% of total assets. At December 31, 2012, total loans were 44.5% of deposits and 35.5% of total assets.

The following table summarizes the Company’s loan portfolio by type of loan as of the dates indicated:

	December 31,
	2013	2012
	(Dollars in thousands)
Residential mortgage loans held for sale	$2,210	$10,433

Commercial and industrial	1,279,777	771,114
Real estate:
Construction, land development and other land loans	865,511	550,768

1-4 family residential (including home equity)	2,129,510	1,432,133
Commercial real estate (including multi-family residential)	2,753,797	1,990,642
Farmland	332,648	211,156
Agriculture	198,610	74,481
Consumer and other (net of unearned discount)	213,158	139,213

Total loans held for investment	7,773,011	5,169,507

Total	$7,775,221	$5,179,940

The following table summarizes the Company’s legacy and acquired loan portfolios by type of loan as of December 31, 2013:

	December 31, 2013
		Acquired Loans
	Legacy Loans	Acquired Legacy Loans	Non-PCI Loans	PCI Loans	Total Loans
Residential mortgage loans held for sale	$2,210	$—	$—	$—	$2,210

Commercial and industrial	695,199	216,530	361,822	6,226	1,279,777
Real estate:
Construction, land development and other land loans	602,535	80,011	179,202	3,763	865,511
1-4 family residential (including home equity)	1,519,143	53,455	552,834	4,078	2,129,510
Commercial real estate (including multi-family residential)	1,650,910	124,291	951,678	26,918	2,753,797
Farmland	193,757	11,873	126,515	503	332,648
Agriculture	60,514	36,503	101,489	104	198,610
Consumer and other (net of unearned discount)	99,339	16,291	97,528	—	213,158

Total loans held for investment	4,821,397	538,954	2,371,068	41,592	7,773,011

Total	$4,823,607	$538,954	$2,371,068	$41,592	$7,775,221

[….]

Nonperforming Assets

Nonperforming assets include loans on nonaccrual status, accruing loans 90 days past due or more, and real estate which has been acquired through foreclosure and is awaiting disposition. Nonperforming assets do not include PCI loans unless the timing and amount of projected cash flows can no longer be reasonably estimated. PCI loans become subject to the Company’s allowance for credit losses methodology when a deterioration in projected cash flows is identified.

The Company has several procedures in place to assist it in maintaining the overall quality of its loan portfolio. The Company has established underwriting guidelines to be followed by its officers, and the Company also monitors its delinquency levels for any negative or adverse trends. There can be no assurance, however, that the Company’s loan portfolio will not become subject to increasing pressures from deteriorating borrower credit due to general economic conditions.

As part of the on-going monitoring of the Company’s loan portfolio and the methodology for calculating the allowance for credit losses, management grades each legacy loan and acquired legacy loan from 1 to 9. Depending on the grade, loans in the same grade are aggregated and a loss factor is applied to the total loans in the group to determine the allowance for credit losses. For certain loans in risk grades 7 to 9, a specific reserve may be taken.

The Company generally places a loan on nonaccrual status and ceases accruing interest when the payment of principal or interest is delinquent for 90 days, or earlier in some cases, unless the loan is in the process of collection and the underlying collateral fully supports the carrying value of the loan.

The Company requires appraisals on loans collateralized by real estate. With respect to potential problem loans, an evaluation of the borrower’s overall financial condition is made to determine the need, if any, for possible write-downs or appropriate additions to the allowance for credit losses.

The Company’s conservative lending approach has resulted in sound asset quality. The Company had $22.5 million in nonperforming assets at December 31, 2013 compared with $13.0 million at December 31, 2012 and $12.1 million at December 31, 2011. At December 31, 2013, $13.9 million of nonperforming assets resulted from legacy loans, $4.7 million of nonperforming assets resulted from acquired legacy loans, $2.5 million of nonperforming assets resulted from Non-PCI loans and $1.4 million of nonperforming assets resulted from PCI loans. The nonperforming assets at December 31, 2013 consisted of 40 separate credits or ORE properties.

The following table presents information regarding past due loans and nonperforming assets at the dates indicated:

	December 31,
	2013	2012	2011	2010	2009
	(Dollars in thousands)
Nonaccrual loans	$10,231	$5,382	$3,578	$4,439	$6,079
Accruing loans 90 or more days past due	4,947	331	—	189	2,332

Total nonperforming loans	15,178	5,713	3,578	4,628	8,411
Repossessed assets	27	68	146	161	116
Other real estate	7,299	7,234	8,328	11,053	7,829

Total nonperforming assets	$22,504	$13,015	$12,052	$15,842	$16,356

Nonperforming assets to total loans and other real estate	0.29%	0.25%	0.32%	0.45%	0.48%

The following table presents information regarding past due loans and nonperforming assets differentiated among, legacy loans, acquired legacy loans, Non-PCI loans and PCI loans at December 31, 2013:

	December 31, 2013
		Acquired Loans
	Legacy Loans	Acquired Legacy Loans	Non-PCI Loans	PCI Loans	Total Loans
	(Dollars in thousands)
Nonaccrual loans	$5,387	$2,992	$890	$962	$10,231
Accruing loans 90 or more days past due	1,407	1,716	1,385	439	4,947

Total nonperforming loans	6,794	4,708	2,275	1,401	15,178
Repossessed assets	17	—	10	—	27
Other real estate	7,071	—	228	—	7,299

Total nonperforming assets	$13,882	$4,708	$2,513	$1,401	$22,504

Nonperforming assets to total loans and other real estate by category	0.29%	0.87%	0.11%	3.37%	0.29%

Nonperforming assets were 0.29% of total loans and other real estate at December 31, 2013. Nonperforming assets were 0.29% of total legacy loans and other real estate at December 31, 2013. Nonperforming assets were 0.87% of total acquired legacy loans and other real estate at December 31, 2013. Nonperforming assets were 0.11% of total Non-PCI loans and other real estate and 3.37% of total PCI loans and other real estate at December 31, 2013. The allowance for credit losses as a percentage of total nonperforming loans was 443.3% at December 31, 2013 and 920.1% at December 31, 2012.

The Company had three loans modified in troubled debt restructurings for the year ended December 31, 2013 with a recorded year end investment of $700 thousand and a balance of $716 thousand at date of restructure. Total legacy TDRs outstanding totaled $1.4 million at December 31, 2013.

The Company had gross charge-offs on legacy loans of $5.2 million during the year ended December 31, 2013. Partially offsetting these charge-offs were recoveries on legacy loans of $2.9 million. Total charge-offs for the year ended December 31, 2013 were $5.5 million, partially offset by total recoveries of $3.0 million.

Allowance for Credit Losses

The following table presents, as of and for the periods indicated, an analysis of the allowance for credit losses and other related data:

	Years Ended December 31,
	2013	2012	2011	2010	2009
	(Dollars in thousands)
Average loans outstanding	$6,202,897	$4,514,171	$3,648,701	$3,394,502	$3,455,761

Gross loans outstanding at end of period	$7,775,221	$5,179,940	$3,765,906	$3,485,023	$3,376,703

Allowance for credit losses at beginning of period	$52,564	$51,594	$51,584	$51,863	$36,970
Provision for credit losses	17,240	6,100	5,200	13,585	28,775
Charge-offs:
Commercial and industrial	(672)	(674)	(1,694)	(2,863)	(3,816)
Real estate and agriculture	(1,423)	(4,337)	(3,927)	(10,549)	(8,585)
Consumer and other	(3,398)	(2,885)	(1,229)	(2,071)	(2,998)
Recoveries:
Commercial and industrial	348	815	481	346	275
Real estate and agriculture	1,330	342	472	444	236
Consumer and other	1,293	1,609	707	829	1,006

Net charge-offs	(2,522)	(5,130)	(5,190)	(13,864)	(13,882)

Allowance for credit losses at end of period	$67,282	$52,564	$51,594	$51,584	$51,863

Ratio of allowance to end of period loans	0.87%	1.01%	1.37%	1.48%	1.54%
Ratio of net charge-offs to average loans	0.04%	0.11%	0.14%	0.41%	0.40%
Ratio of allowance to end of period nonperforming loans	443.3%	920.1%	1442.0%	1114.6%	616.6%

The allowance for credit losses is a valuation established through charges to earnings in the form of a provision for credit losses. Management has established an allowance for credit losses which it believes is adequate for estimated losses in the Company’s loan portfolio. The amount of the allowance for credit losses is affected by the following: (i) charge-offs of loans that occur when loans are deemed uncollectible and decrease the allowance, (ii) recoveries on loans previously charged off that increase the allowance and (iii) provisions for credit losses charged to earnings that increase the allowance. Based on an evaluation of the loan portfolio and consideration of the factors listed below, management presents a quarterly review of the allowance for credit losses to the Bank’s Board of Directors, indicating any change in the allowance since the last review and any recommendations as to adjustments in the allowance.

The Company’s allowance for credit losses consists of two components: a specific valuation allowance based on probable losses on specifically identified loans and a general valuation allowance based on historical loan loss experience, general economic conditions and other qualitative risk factors both internal and external to the Company.

In setting the specific valuation allowance, the Company follows a loan review program to evaluate the credit risk in the total loan portfolio and assigns risk grades to each loan. Through this loan review process, the Company maintains an internal list of impaired loans which, along with the delinquency list of loans, helps management assess the overall quality of the loan portfolio and the adequacy of the allowance for credit losses. All loans that have been identified as impaired are reviewed on a quarterly basis in order to determine whether a specific reserve is required. For certain impaired loans, the Company allocates a specific loan loss reserve primarily based on the value of the collateral securing the impaired loan. The specific reserves are determined on an individual loan basis. Loans for which specific reserves are provided are excluded from the general valuation allowance described below.

In determining the amount of the general valuation allowance, management considers factors such as historical loan loss experience, industry diversification of the Company’s commercial loan portfolio, concentration risk of specific loan types, the volume, growth and composition of the Company’s loan portfolio, current economic conditions that may affect the borrower’s ability to pay and the value of collateral, the evaluation of the Company’s loan portfolio through its internal loan review process, general economic conditions and other qualitative risk factors both internal and external to the Company and other relevant factors. Based on a review of these factors for each loan type, the Company applies an estimated percentage to the outstanding balance of each loan type, excluding any loan that has a specific reserve allocated to it. The Company uses this information to establish the amount of the general valuation allowance.

In connection with its review of the loan portfolio, the Company considers risk elements attributable to particular loan types or categories in assessing the quality of individual loans. Some of the risk elements include:

•	for 1-4 family residential mortgage loans, the borrower’s ability to repay the loan, including a consideration of the debt to income ratio and employment and income stability, the loan to value ratio, and the age, condition and marketability of collateral;

•	for commercial mortgage loans and multifamily residential loans, the debt service coverage ratio (income from the property in excess of operating expenses compared to loan payment requirements), operating results of the owner in the case of owner-occupied properties, the loan to value ratio, the age and condition of the collateral and the volatility of income, property value and future operating results typical of properties of that type;

•	for construction, land development and other land loans, the perceived feasibility of the project including the ability to sell developed lots or improvements constructed for resale or the ability to lease property constructed for lease, the quality and nature of contracts for presale or prelease, if any, experience and ability of the developer and loan to value ratio;

•	for commercial and industrial loans, the operating results of the commercial, industrial or professional enterprise, the borrower’s business, professional and financial ability and expertise, the specific risks and volatility of income and operating results typical for businesses in that category and the value, nature and marketability of collateral;

•	for agricultural real estate loans, the experience and financial capability of the borrower, projected debt service coverage of the operations of the borrower and loan to value ratio; and

•	for non-real estate agricultural loans, the operating results, experience and financial capability of the borrower, historical and expected market conditions and the value, nature and marketability of collateral.

In addition, for each category, the Company considers secondary sources of income and the financial strength and credit history of the borrower and any guarantors.

In determining the allowance for credit losses, management considers the type of loan (legacy or acquired) and the credit quality of the loan. The Company delineates between legacy loans and acquired legacy loans, which are accounted for under the contractual yield method, and fair-valued acquired loans consisting of Non-PCI loans and PCI loans, which are accounted for as purchased loans.

Loans acquired in business combinations are initially recorded at fair value, which includes an estimate of credit losses expected to be realized over the remaining lives of the loans, and therefore no corresponding allowance for loan losses is recorded for these loans at acquisition. When a fair-valued acquired loan is renewed at its maturity date, the loan is re-categorized as an acquired legacy loan. When a fair-valued acquired loan is modified after acquisition, the loan is independently evaluated subsequent to the modification decision to determine whether a substantial modification requires that the loan be re-categorized as an acquired legacy loan. The determination is based on a discounted cash-flow analysis. Generally, when a change in discounted cash-flow of greater than ten percent is identified, the fair-valued acquired loan becomes categorized as an acquired legacy loan. If and when a fair-valued acquired loan becomes an acquired legacy loan, the acquired legacy loan is evaluated at the time of renewal or modification in accordance with the Company’s allowance for credit losses methodology described above.

Non-PCI loans which were not deemed impaired subsequent to the acquisition date are evaluated as part of the general valuation allowance. Non-PCI loans that have not become impaired subsequent to acquisition are segregated into a pool for each acquisition for allowance calculation purposes. For each pool, the Company estimates a hypothetical allowance for credit losses also referred to as an “indicated reserve” that is calculated in accordance with GAAP requirements. The Company uses the acquired bank’s past loss history adjusted for qualitative factors to establish the indicated reserve. The indicated reserve for each pool of Non-PCI loans is compared with the remaining discount for the respective pool to test for credit quality deterioration and the possible need for a loan loss provision. To the extent the remaining discount of the pool is greater than the indicated reserve, no additional allowance is necessary. In the event that the remaining discount of the pool is less than the indicated reserve, the difference results in an increase to the allowance recorded through a provision for loan losses.

Non-PCI loans that have deteriorated to an impaired status subsequent to acquisition are evaluated for a specific reserve which, when identified, is added to the allowance for credit losses.

PCI loans are individually monitored on a quarterly basis to assess for deterioration subsequent to acquisition and are only subject to the Company’s allowance methodology when a deterioration in projected cash flows is identified. In the event that a deterioration in cash flows is identified, an additional provision for credit losses is made. PCI loans were recorded at their acquisition date fair values, which were based on expected cash flows and included estimates of expected future credit losses. The Company’s estimates of loan fair values at the acquisition date may be adjusted for a period of up to one year as the Company continues to evaluate its estimate of expected future cash flows at the acquisition date. If the Company determines that losses arose after the acquisition date, the additional losses will be reflected as a provision for credit losses. An allowance for credit losses is not calculated for PCI loans that have not experienced deterioration subsequent to the acquisition date. See “Critical Accounting Policies” for more information.

The following table shows the allocation of the allowance for credit losses among various categories of loans and certain other information as of the dates indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any loan category.

	December 31,
	2013		2012		2011		2010		2009
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
	(Dollars in thousands)
Balance of allowance for credit losses applicable to:
Commercial and industrial	$8,167	16.5%	$5,777	14.9%	$3,826	10.8%	$3,891	11.6%	$5,107	11.6%
Real estate	56,234	73.9%	45,458	76.9%	46,587	85.3%	46,446	83.4%	44,799	83.4%
Agriculture	1,229	6.8%	764	5.5%	123	0.9%	92	1.3%	221	1.3%
Consumer and other	1,652	2.8%	565	2.7%	1,058	3.0%	1,155	3.7%	1,736	3.7%

Total allowance for credit losses	$67,282	100.0%	$52,564	100.0%	$51,594	100.0%	$51,584	100.0%	$51,863	100.0%

Beginning in 2013, the Company further disaggregates its allowance for credit losses to distinguish between the portion of the allowance attributed to legacy loans and the portion of the allowance attributed to acquired loans. The following table shows the allocation of the allowance for credit losses among various categories of loans disaggregated between legacy loans, acquired legacy loans, Non-PCI loans and PCI loans. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any loan category, regardless of whether allocated to a legacy loan or an acquired loan.

	December 31, 2013
		Acquired Loans
	Legacy Loans	Acquired Legacy Loans	Non-PCI Loans	PCI Loans	Total Allowance	Percent of Loans to Total Loans
	(Dollars in thousands)
Balance of allowance for credit losses applicable to:
Commercial and industrial	$6,139	$1,831	$197	$—	$8,167	16.5%
Real estate	51,235	4,889	110	—	56,234	73.9%
Agriculture and agriculture real estate	1,174	55	—	—	1,229	6.8%
Consumer and other	1,567	71	14	—	1,652	2.8%

Total allowance for credit losses	$60,115	$6,846	$321	$—	$67,282	100.0%

At December 31, 2013, the allowance for credit losses totaled $67.3 million, or 0.87% of total loans. At December 31, 2012, the allowance aggregated $52.6 million or 1.01% of total loans and at December 31, 2011, the allowance was $51.6 million or 1.37% of total loans. At December 31, 2013, $6.8 million of the allowance for credit losses was attributable to acquired legacy loans and $60.1 million of the allowance for credit losses was attributable to legacy loans. The allowance for credit losses as a percentage of total loans decreased 14 basis points at December 31, 2013 compared with December 31, 2012, primarily due to the disproportionate increase in fair-valued acquired loans. At December 31, 2013, $321 thousand in additional allowance was required for Non-PCI loans, which had purchase discounts remaining of $87.8 million. In addition, no impairment charges or related allowances were required in 2013 for PCI loans.

A change in the allowance for credit losses can be attributable to several factors, including growth in the balance of legacy loans and the re-categorization of fair-valued acquired loans to acquired legacy loans, which subjects them to the allowance methodology, historical credit loss information, specific reserves identified for impaired credits and changes in environmental factors. Due to the strong regional economy and historically low credit loss data, the increase in the allowance for credit losses was primarily attributable to a growth in the legacy and acquired legacy loan balances.

The Company believes that the allowance for credit losses at December 31, 2013 is adequate to cover estimated losses in the loan portfolio as of such date. There can be no assurance, however, that the Company will not sustain losses in future periods, which could be substantial in relation to the size of the allowance at December 31, 2013.

Exhibit B

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Special Cautionary Notice Regarding Forward-Looking Statements

Statements and financial discussion and analysis contained in this quarterly report on Form 10-Q that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions and involve a number of risks and uncertainties, many of which are beyond the Company’s control. Many possible events or factors could affect the future financial results and performance of the Company and could cause such results or performance to differ materially from those expressed in the forward-looking statements. These possible events or factors include, without limitation:

[bullets]

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. The Company believes it has chosen these assumptions or bases in good faith and that they are reasonable. However, the Company cautions you that assumptions or bases almost always vary from actual results, and the differences between assumptions or bases and actual results can be material. The Company undertakes no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Management’s Discussion and Analysis of Financial Condition and Results of Operations analyzes the major elements of the Company’s interim consolidated financial statements and accompanying notes. This section should be read in conjunction with the Company’s interim consolidated financial statements and accompanying notes included elsewhere in this report and with the consolidated financial statements and accompanying notes and other detailed information appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013.

Included in this discussion and analysis are descriptions of the composition, performance, and credit quality of the Company’s loan portfolio. The Company has two general categories of loans in its portfolio. Loans originated by Prosperity Bank and made pursuant to the Company’s loan policy and procedures in effect at the time the loan was made are referred to as “legacy loans.” “Acquired loans” refer to all loans acquired in a business combination. Those acquired loans that are renewed or substantially modified after the date of the business combination, which therefore causes them to become subject to the Company’s allowance for credit losses methodology, are referred to as “acquired legacy loans.” Modifications are reviewed for determination of troubled debt restructuring status independently of this process. Acquired loans with a fair value discount or premium at the date of the business combination that remained at the reporting date are referred to as “fair-valued acquired loans.” All fair-valued acquired loans are further categorized into “Non-PCI loans” and “PCI loans” (purchased credit impaired loans). Acquired loans with evidence of credit quality deterioration at acquisition for which it is probable that the Company would not be able to collect all contractual amounts due are PCI loans.

[….]

CRITICAL ACCOUNTING POLICIES

The Company’s accounting policies are integral to understanding the financial results reported. Accounting policies are described in detail in Note 1 to the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013. The Company believes that of its significant accounting policies, the following may involve a higher degree of judgment and complexity:

Allowance for Credit Losses — The allowance for credit losses is established through charges to earnings in the form of a provision for credit losses. The determination of the allowance for credit losses has two components, the allowance for legacy credit losses, which includes the allowance for acquired legacy loans, and the allowance for acquired credit losses for fair-valued acquired loans. The allowance for acquired credit losses is calculated as described under the heading “Accounting for Acquired Loans and the Allowance for Acquired Credit Losses” below. Management has established an allowance for credit losses which it believes is adequate for estimated losses in the Company’s loan portfolio. Based on an evaluation of the portfolio, management presents a quarterly review of the allowance for credit losses to the Bank’s Board of Directors, indicating any change in the allowance since the last review and any recommendations as to adjustments in the allowance. In making its evaluation, management considers factors such as historical loan loss experience, the amount of nonperforming assets and related collateral, the volume, growth and composition of the portfolio, current economic conditions that may affect the borrower’s ability to pay and the value of collateral, the evaluation of the portfolio through its internal loan review process and other relevant factors. Portions of the allowance may be allocated for specific credits; however, the entire allowance is available for any credit that, in management’s judgment, should be charged off. Charge-offs occur when loans are deemed to be uncollectible. For further discussion of the methodology used in the determination of the allowance for credit losses, refer to the “Financial Condition – Allowance for Credit Losses” section below.

Accounting for Acquired Loans and the Allowance for Acquired Credit Losses — The Company accounts for its acquisitions using the acquisition method of accounting. Accordingly, the assets, including loans, and liabilities of the acquired entity were recorded at their fair values at the acquisition date. No allowance for credit losses related to the acquired loans is recorded on the acquisition date, as the fair value of the acquired loans incorporates assumptions regarding credit risk. These fair value estimates associated with acquired loans, and based on a discounted cash flow model, include estimates related to market interest rates and undiscounted projections of future cash flows that incorporate expectations of prepayments and the amount and timing of principal, interest and other cash flows, as well as any shortfalls thereof.

At period-end after acquisition, the fair-valued acquired loans from each acquisition are reassessed to determine whether an addition to the allowance for credit losses is appropriate due to further credit quality deterioration. For further discussion of the methodology used in the determination of the allowance for credit losses for fair-valued acquired loans, see “Financial Condition – Allowance for Credit Losses” section below.

[….]

FINANCIAL CONDITION

Loan Portfolio

Total loans were $9.31 billion at June 30, 2014, an increase of $1.53 billion, or 19.7%, compared with $7.78 billion at December 31, 2013. Loan growth was impacted by the acquisition of FMBC on April 1, 2014. As of March 31, 2014, FMBC reported, on a consolidated basis, total loans of $1.74 billion. Average outstanding loans at June 30, 2014 represented 51.3% of average earning assets for the quarter ended June 30, 2014.

The following tables summarize the Company’s acquired and legacy loan portfolios broken out into legacy loans, acquired legacy loans, Non-PCI loans and PCI loans, as of the dates indicated:

	June 30, 2014
		Acquired Loans
	Legacy Loans	Acquired Legacy Loans	Non-PCI Loans	PCI Loans	Total Loans
Residential mortgage loans held for sale	$8,408	$—	$—	$—	$8,408

Commercial and industrial	825,023	562,242	721,120	35,642	2,144,027
Real estate:
Construction, land development and other land loans	693,293	123,539	184,861	3,406	1,005,099
1-4 family residential (including home equity)	1,666,931	94,639	642,775	8,807	2,413,152
Commercial real estate (including multi-family residential)	1,699,061	233,987	1,064,251	30,646	3,027,945
Farmland	222,695	12,282	111,465	475	346,917
Agriculture	96,163	51,703	47,470	107	195,443
Consumer and other (net of unearned discount)	48,893	20,304	97,974	—	167,171

Total loans held for investment	5,252,059	1,098,696	2,869,916	79,083	9,299,754

Total	$5,260,467	$1,098,696	$2,869,916	$79,083	$9,308,162

	December 31, 2013
		Acquired Loans
	Legacy Loans	Acquired Legacy Loans	Non-PCI Loans	PCI Loans	Total Loans
Residential mortgage loans held for sale	$2,210	$—	$—	$—	$2,210

Commercial and industrial	695,199	216,530	361,822	6,226	1,279,777
Real estate:
Construction, land development and other land loans	602,535	80,011	179,202	3,763	865,511
1-4 family residential (including home equity)	1,519,143	53,455	552,834	4,078	2,129,510
Commercial real estate (including multi-family residential)	1,650,910	124,291	951,678	26,918	2,753,797
Farmland	193,757	11,873	126,515	503	332,648
Agriculture	60,514	36,503	101,489	104	198,610
Consumer and other (net of unearned discount)	99,339	16,291	97,528	—	213,158

Total loans held for investment	4,821,397	538,954	2,371,068	41,592	7,773,011

Total	$4,823,607	$538,954	$2,371,068	$41,592	$7,775,221

Nonperforming Assets

Nonperforming assets include loans on nonaccrual status, accruing loans 90 days past due or more, and real estate which has been acquired through foreclosure and is awaiting disposition. Nonperforming assets do not include PCI loans unless the timing and amount of projected cash flows can no longer be reasonably estimated. PCI loans become subject to the Company’s allowance for credit losses methodology when a deterioration in projected cash flows is identified.

The Company generally places a loan on nonaccrual status and ceases accruing interest when the payment of principal or interest is delinquent for 90 days, or earlier in some cases, unless the loan is in the process of collection and the underlying collateral fully supports the carrying value of the loan.

The Company had $28.5 million in nonperforming assets at June 30, 2014 compared with $22.5 million at December 31, 2013 of which $22.0 million and $8.6 million were attributable to acquired loans, respectfully.

The following tables present information regarding nonperforming assets differentiated among legacy loans, acquired legacy loans, Non-PCI loans and PCI loans, as of the dates indicated:

	June 30, 2014
		Acquired Loans
	Legacy Loans	Acquired Legacy Loans	Non-PCI Loans	PCI Loans	Total Loans
	(Dollars in thousands)
Nonaccrual loans	$3,428	$1,460	$9,919	$8,275	$23,082
Accruing loans 90 or more days past due	—	335	—	—	335

Total nonperforming loans	3,428	1,795	9,919	8,275	23,417
Repossessed assets	11	—	—	—	11
Other real estate	3,059	—	1,590	444	5,093

Total nonperforming assets	$6,498	$1,795	$11,509	$8,719	$28,521

Nonperforming assets to total loans and other real estate by category	0.12%	0.16%	0.40%	10.96%	0.31%

	December 31, 2013
		Acquired Loans
	Legacy Loans	Acquired Legacy Loans	Non-PCI Loans	PCI Loans	Total Loans
	(Dollars in thousands)
Nonaccrual loans	$5,387	$2,992	$890	$962	$10,231
Accruing loans 90 or more days past due	1,407	1,716	1,385	439	4,947

Total nonperforming loans	6,794	4,708	2,275	1,401	15,178
Repossessed assets	17	—	10	—	27
Other real estate	7,071	—	228	—	7,299

Total nonperforming assets	$13,882	$4,708	$2,513	$1,401	$22,504

Nonperforming assets to total loans and other real estate by category	0.29%	0.87%	0.11%	3.37%	0.29%

Nonperforming assets were 0.31% of total loans and other real estate at June 30, 2014. Nonperforming assets were 0.12% of total legacy loans and other real estate at June 30, 2014. Nonperforming assets were 0.16% of total acquired legacy loans and other real estate at June 30, 2014. Nonperforming assets were 0.40% of total Non-PCI loans and other real estate and 10.96% of total PCI loans and other real estate at June 30, 2014. The allowance for credit losses as a percentage of total nonperforming loans was 312.9% at June 30, 2014 and 443.3% at December 31, 2013. The increase in nonperforming assets related to Non-PCI loans and PCI loans during this period is primarily due to the acquisition of F&M.

Allowance for Credit Losses

The allowance for credit losses is a valuation established through charges to earnings in the form of a provision for credit losses. Management has established an allowance for credit losses which it believes is adequate for estimated losses in the Company’s loan portfolio. Although management believes it uses the best information available to make determinations with respect to the allowance for credit losses, future adjustments may be necessary if economic conditions differ from the assumptions used in making the initial determinations. As of June 30, 2014, the allowance for credit losses amounted to $73.3 million, or 0.79%, of total loans compared with $67.3 million, or 0.87%, of total loans at December 31, 2013.

The following table presents, as of and for the periods indicated, an analysis of the allowance for credit losses and other related data:

	As of and for the Six Months Ended
	June 30, 2014	June 30, 2013
	(Dollars in thousands)
Average loans outstanding	$8,616,796	$5,691,541

Gross loans outstanding at end of period	$9,308,162	$6,172,483

Allowance for credit losses at beginning of period	$67,282	$52,564
Provision for credit losses	6,925	5,350
Charge-offs:
Commercial and industrial	(202)	(413)
Real estate and agriculture	(960)	(1,327)
Consumer and other	(1,924)	(1,192)
Recoveries:
Commercial and industrial	185	206
Real estate and agriculture	1,184	372
Consumer and other	776	616

Net charge-offs	(941)	(1,738)

Allowance for credit losses at end of period	$73,266	$56,176

Ratio of allowance to end of period loans	0.79%	0.91%
Ratio of net charge-offs to average loans (annualized)	0.02%	0.06%
Ratio of allowance to end of period nonperforming loans	312.9%	1215.9%

The following table presents, as of and for the periods indicated, information regarding the allowance for credit losses differentiated between legacy loans and acquired loans. The charge-offs and recoveries with respect to the acquired loans shown below are primarily from acquired legacy loans. Reported net charge-offs may include those from Non-PCI loans and PCI loans, but only if the total charge-off required is greater than the remaining discount.

	As of and for the Six Months Ended June 30, 2014
	Legacy Loans	Acquired Loans	Total
	(Dollars in thousands)
Average loans outstanding	$5,117,142	$3,499,654	$8,616,796

Gross loans outstanding at end of period	$5,260,467	$4,047,695	$9,308,162

Allowance for credit losses at beginning of period	$60,115	$7,167	$67,282
Provision for credit losses	68	6,857	6,925
Charge-offs:
Commercial and industrial	(71)	(131)	(202)
Real estate and agriculture	(367)	(593)	(960)
Consumer and other	(1,844)	(80)	(1,924)
Recoveries:
Commercial and industrial	159	26	185
Real estate and agriculture	1,180	4	1,184
Consumer and other	771	5	776

Net charge-offs	(172)	(769)	(941)

Allowance for credit losses at end of period	$60,011	$13,255	$73,266

Ratio of allowance to end of period loans	1.14%	0.33%	0.79%
Ratio of net charge-offs to average loans (annualized)	0.01%	0.04%	0.02%
Ratio of allowance to end of period nonperforming loans	1750.6%	66.3%	312.9%

The amount of the allowance for credit losses is affected by the following: (i) charge-offs of loans that occur when loans are deemed uncollectible and decrease the allowance, (ii) recoveries on loans previously charged off that increase the allowance and (iii) provisions for credit losses charged to earnings that increase the allowance. Based on an evaluation of the loan portfolio and consideration of the factors listed below, management presents a quarterly review of the allowance for credit losses to the Bank’s Board of Directors, indicating any change in the allowance since the last review and any recommendations as to adjustments in the allowance.

The Company’s allowance for credit losses consists of two components: a specific valuation allowance based on probable losses on specifically identified loans and a general valuation allowance based on historical loan loss experience, general economic conditions and other qualitative risk factors both internal and external to the Company.

In setting the specific valuation allowance, the Company follows a loan review program to evaluate the credit risk in the total loan portfolio and assigns risk grades to each loan. Through this loan review process, the Company maintains an internal list of impaired loans which, along with the delinquency list of loans, helps management assess the overall quality of the loan portfolio and the adequacy of the allowance for credit losses. All loans that have been identified as impaired are reviewed on a quarterly basis in order to determine whether a specific reserve is required. For certain impaired loans, the Company allocates a specific loan loss reserve primarily based on the value of the collateral securing the impaired loan. The specific reserves are determined on an individual loan basis. Loans for which specific reserves are provided are excluded from the general valuation allowance described below.

In determining the amount of the general valuation allowance, management considers factors such as historical loan loss experience, industry diversification of the Company’s commercial loan portfolio, concentration risk of specific loan types, the volume, growth and composition of the Company’s loan portfolio, current economic conditions that may affect the borrower’s ability to pay and the value of collateral, the evaluation of the Company’s loan portfolio through its internal loan review process, general economic conditions and other qualitative risk factors both internal and external to the Company and other relevant factors. Based on a review of these factors for each loan type, the Company applies an estimated percentage to the outstanding balance of each loan type, excluding any loan that has a specific reserve allocated to it. The Company uses this information to establish the amount of the general valuation allowance.

In determining the allowance for credit losses, management considers the type of loan (legacy or acquired) and the credit quality of the loan. The Company delineates between legacy loans and acquired legacy loans, which are accounted for under the contractual yield method, and fair-valued acquired loans consisting of Non-PCI loans and PCI loans, which are accounted for as purchased loans.

Loans acquired in business combinations are initially recorded at fair value, which includes an estimate of credit losses expected to be realized over the remaining lives of the loans, and therefore no corresponding allowance for loan losses is recorded for these loans at acquisition. When a fair-valued acquired loan is renewed at its maturity date, the loan is re-categorized as an acquired legacy loan. When a fair-valued acquired loan is modified after acquisition, the loan is independently evaluated subsequent to the modification decision to determine whether a substantial modification requires that the loan be re-categorized as an acquired legacy loan. The determination is based on a discounted cash-flow analysis. Generally, when a change in discounted cash-flow of greater than ten percent is identified, the fair-valued acquired loan becomes categorized as an acquired legacy loan. If and when a fair-valued acquired loan becomes an acquired legacy loan, the acquired legacy loan is evaluated at the time of renewal or modification in accordance with the Company’s allowance for credit losses methodology described above.

Non-PCI loans which were not deemed impaired subsequent to the acquisition date are evaluated as part of the general valuation allowance. Non-PCI loans that have not become impaired subsequent to acquisition are segregated into a pool for each acquisition for allowance calculation purposes. For each pool, the Company estimates a hypothetical allowance for credit losses also referred to as an “indicated reserve” that is calculated in accordance with GAAP requirements. The Company uses the acquired bank’s past loss history adjusted for qualitative factors to establish the indicated reserve. The indicated reserve for each pool of Non-PCI loans is compared with the remaining discount for the respective pool to test for credit quality deterioration and the possible need for a loan loss provision. To the extent the remaining discount of the pool is greater than the indicated reserve, no additional allowance is necessary. In the event that the remaining discount of the pool is less than the indicated reserve, the difference results in an increase to the allowance recorded through a provision for loan losses.

Non-PCI loans that have deteriorated to an impaired status subsequent to acquisition are evaluated for a specific reserve which, when identified, is added to the allowance for credit losses.

PCI loans are individually monitored on a quarterly basis to assess for deterioration subsequent to acquisition and are only subject to the Company’s allowance methodology when a deterioration in projected cash flows is identified. In the event that a deterioration in cash flows is identified, an additional provision for credit losses is made. PCI loans were recorded at their acquisition date fair values, which were based on expected cash flows and included estimates of expected future credit losses. The Company’s estimates of loan fair values at the acquisition date may be adjusted for a period of up to one year as the Company continues to evaluate its estimate of expected future cash flows at the acquisition date. If the Company determines that losses arose after the acquisition date, the additional losses will be reflected as a provision for credit losses. An allowance for credit losses is not calculated for PCI loans that have not experienced deterioration subsequent to the acquisition date. See “Critical Accounting Policies” for more information.

The Company further disaggregates its allowance for credit losses to distinguish between the portion of the allowance attributed to legacy loans and the portion of the allowance attributed to acquired loans. The following table shows the allocation of the allowance for credit losses among various categories of loans disaggregated between legacy loans, acquired legacy loans, Non-PCI loans and PCI loans. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any loan category, regardless of whether allocated to a legacy loan or an acquired loan.

	June 30, 2014
		Acquired Loans
	Legacy Loans	Acquired Legacy Loans	Non-PCI Loans	PCI Loans	Total Allowance	Percent of Loans to Total Loans
	(Dollars in thousands)
Balance of allowance for credit losses applicable to:
Commercial and industrial	$4,410	$4,809	$1,738	$—	$10,957	23.0%
Real estate	51,262	6,180	135	—	57,577	69.4%
Agriculture and agriculture real estate	1,172	249	27	—	1,448	5.8%
Consumer and other	3,167	89	28	—	3,284	1.8%

Total allowance for credit losses	$60,011	$11,327	$1,928	$—	$73,266	100.0%

	December 31, 2013
		Acquired Loans
	Legacy Loans	Acquired Legacy Loans	Non-PCI Loans	PCI Loans	Total Allowance	Percent of Loans to Total Loans
	(Dollars in thousands)
Balance of allowance for credit losses applicable to:
Commercial and industrial	$6,139	$1,831	$197	$—	$8,167	16.5%
Real estate	51,235	4,889	110	—	56,234	73.9%
Agriculture and agriculture real estate	1,174	55	—	—	1,229	6.8%
Consumer and other	1,567	71	14	—	1,652	2.8%

Total allowance for credit losses	$60,115	$6,846	$321	$—	$67,282	100.0%

At June 30, 2014, the allowance for credit losses totaled $73.3 million compared with $67.3 million at December 31, 2013. At June 30, 2014, $11.3 million of the allowance for credit losses was attributable to acquired legacy loans compared with $6.8 million at December 31, 2013, an increase of $4.5 million or 65.5%. At June 30, 2014, the Company had $224.1 million of total outstanding discounts on acquired loans, of which $138.0 million was accretable.

A change in the allowance for credit losses can be attributable to several factors, including growth in the balance of legacy loans and the re-categorization of fair-valued acquired loans to acquired legacy loans, which subjects them to the allowance methodology, historical credit loss information, specific reserves identified for impaired credits and changes in environmental factors. Due to the strong regional economy and historically low credit loss data, the increase in the allowance for credit losses was primarily attributable to a growth in the legacy and acquired legacy loan balances.

The Company believes that the allowance for credit losses at June 30, 2014 and December 31, 2013, is adequate to cover estimated losses in the loan portfolio as of such date. There can be no assurance, however, that the Company will not sustain losses in future periods, which could be substantial in relation to the size of the allowance.